Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 29, 2022 on the consolidated financial statements of Galiano Gold Inc. (the "Entity") which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the "consolidated financial statements") which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such report in the Registration Statement (Commission File No. 333-239109) on Form F-10 of the Company.

KPMG LLP

/s/ KPMG LLP

Chartered Professional Accountants

March 29, 2022

Vancouver, Canada